# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08852
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-005460
Filed by CIK 0001191935

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,682,502; sole dispositive power 0; shared dispositive power 1,682,502; aggregate amount beneficially owned 1,682,502 (6.4% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 1,682,502 of the Issuer's Common Stock, which consists of: (i) 182,502 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners III, Inc. ("TCP III") and Kevin Tang. The percentages used herein are based on 26,405,635 shares of Common Stock outstanding as of December 24, 2024, which consists of: (i) 24,905,635 shares of Common Stock outstanding as of December 24, 2024 as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on December 27, 2024, and (ii) 1,500,000 shares currently issuable upon exercise of Warrants.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,682,502; sole dispositive power 0; shared dispositive power 1,682,502; aggregate amount beneficially owned 1,682,502 (6.4% of the class)
  Comment: Kevin Tang beneficially owns 1,682,502 of the Issuer's Common Stock, which consists of: (i) 182,502 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants. Kevin Tang shares voting and dispositive power over such shares with TCP, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,555,862; sole dispositive power 0; shared dispositive power 1,555,862; aggregate amount beneficially owned 1,555,862 (5.9% of the class)
  Comment: TCP beneficially owns 1,555,862 of the Issuer's Common Stock, which consists of: (i) 55,862 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants (as defined in the Issuer's Registration Statement filed on Form S-3 with the Securities and Exchange Commission on March 25, 2024). TCP may not exercise any portion of the Warrants for shares of Common Stock if, as a result of the exercise, TCP, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer's outstanding shares of Common Stock after exercise. However, TCP may increase such percentage to any other percentage, not in excess of 19.99% (to the extent such limit is required under applicable Nasdaq rules), by providing written notice to the Issuer, provided that any increase in such percentage shall not be effective until 61 days after notice is provided to the Issuer. The foregoing limitations remain in effect with respect to the Warrants, and, accordingly, all 1,500,000 shares are currently issuable upon exercise of Warrants. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 126,640; sole dispositive power 0; shared dispositive power 126,640; aggregate amount beneficially owned 126,640 (0.5% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, NJ 08852

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang and TCP is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 5955 Edmond Street, Las Vegas, NV 89118.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP is a Delaware limited partnership. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,682,502
Percent of class: 6.4
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 1,682,502 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 1,682,502 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (02/14/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (02/14/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/14/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)